FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  January, 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC

Date: January 13, 2003	/s/ Doug Perkins Doug Perkins

For Immediate Release January 13, 2004 ORZ.TSX

Bondi Develops into Orezone’s Next Major Gold Project

Results include: 29m at 6.4 gAu/t

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce continuing positive drill results from ongoing definition drilling of the main zone on its 100% owned Bondi Project in Burkina Faso, West Africa. Hole BRC057 intersected 29m at 6.4 gAu/t and hole BRC060 intersected 46m at 2.1 gAu/t. Of significance, two major intersections ended in mineralization; hole BRC054 intersected 39m at 2.8 gAu/t and hole BRC059 intersected 27m at 2.8 gAu/t. Reported results represent a portion of the 800m length of the zone to an average vertical depth of 65 metres. All results to date indicate that at least 500m of the zone has what may be considered economic widths and grades for a mining operation in this region. (see longitudinal section at www.orezone.com/bondlong.pdf). Drilling is continuing in order to further test the zone at depth and along its length. Only 800m of length has been tested to date and soil sampling indicates that the zone is traceable for 3.5km with at least two parallel zones (see detailed geochem at www.orezone.com/bonchem1.jpg). Bondi is part of a 45km mineralized belt controlled 100% by Orezone where ongoing exploration continues to generate new drill targets.

“We are very encouraged by these results as they justify increasing our efforts and pushing the project towards prefeasibility by July 2004,” said Ron Little, President and CEO for Orezone. “We plan to have initial resources calculated this quarter to provide the market with a means to better value this project. A second drill rig will be moved to the property by February and a third rig will be available in March. Resources will be updated as the drilling progresses.”

Mr. Little added that “All of this work on Bondi will not detract from our efforts on our Essakan Project where Gold Fields Limited is earning up to a 60% interest by taking the project to a bankable feasibility. Drilling at Essakan will resume this week and results from previous drilling are expected by the end of the month.”

Table 1. Summary of Results from Infill Drilling at Bondi Main Zone

Hole	East UTM	North UTM	Azi °	Dip °	Depth m	From m	To m	Length m	Grade gAu/t	Comment

BRC0	434912	1207834	286	-45	60	23	27	4	1.0

BRC0	434956	1207871	286	-50	100	75	78	3	8.9

BRC0	434941	1207824	286	-50	100	73	79	6	4.5

BRC0	434924	1207778	286	-50	90	63	68	5	1.3

BRC0	434913	1207726	286	-50	100	72	83	11	0.7

BRC0	434892	1207684	286	-50	100	61	100	39	2.8	Stopped in zone

BRC0	434878	1207634	286	-50	95	53	58	5	2.4

BRC0	434789	1207618	106	-50	90	37	40	3	2.1

BRC0						65	75	10	1.2

BRC0	434768	1207561	106	-50	90	40	69	29	6.3

BRC0	434743	1207520	106	-50	100	83	91	8	1.4

BRC0	434827	1207443	286	-55	95	68	95	27	2.8	Stopped in zone

BRC0	434805	1207397	286	-50	90	43	89	46	2.1

BRC0	434696	1207351	106	-50	110	74	92	18	1.1

BRC0	434687	1207302	106	-50	95	75	81	6	2.1

BRC0	434666	1207234	106	-50	100	77	78	1	0.2

BRC0	434660	1207205	106	-50	100	74	77	3	1.6

BRC0	434723	1207185	286	-45	60	20	22	2	0.2

BRC0	434725	1207187	286	-45	54	20	23	3	20.8

BRC0	434937	1207933	286	-50	100	77	81	4	0.9

Note: Samples were collected every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the Transworld Laboratory in Tarkwa, Ghana, an internationally recognized laboratory. A minimum of 5% of the samples is for QA/QC, which include duplicates, triplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.

For a full table of all drill results visit the website at www.orezone.com/bontable.html

Orezone Resources Inc. (ORZ.TSX) is a Canadian-based, emerging gold producer focused on the discovery and development of gold deposits in West Africa, primarily in Burkina Faso.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information please contact:
Ron Little, President & CEO
Orezone Resources Inc.
290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8 tel 613 241 3699 fax 613 241 6005
info@orezone.com www.orezone.com